UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UMB FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902708188

(CUSIP Number)

December 31, 2003

(Date of Event Which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902 788 188

        1. Names of Reporting Persons

        IRS Identification Nos. of above persons (entities only)

        UMB Financial Corporation 43-0903811

        2.     Check the Appropriate Box if a Member of a Group
                (a) [ ]
                (b) [ ]

        3. SEC Use Only

        4. Citizenship of Place of Organization

              Missouri

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                    5.        Sole Voting Power -0-

                    6.        Shared Voting Power -0-

                    7.      Sole Dispositive Power -0-

                   8.      Shared Dispositive Power -0-

        9. Aggregate Amount Beneficially Owned by Each Reporting Person

        None, except through its indirect, wholly-owned subsidiary, UMB Bank, n.a. as fiduciary for its respective         customers.

        10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        N/A

        11.     Percent of Class Represented by Amount in Row (9) -0-

        12. Type of Reporting Person (See Instructions)

        HC

CUSIP No. 902 788 188

        1. Names of Reporting Persons

        IRS Identification Nos. of above persons (entities only)

        UMB Bank n.a. 44-0194180

        2.     Check the Appropriate Box if a Member of a Group
                (a) [ ]
                (b) [ ]

        3. SEC Use Only

        4. Citizenship of Place of Organization

        United States

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5.        Sole Voting Power 199,734

                6.        Shared Voting Power 6,120

                7.      Sole Dispositive Power 202,232

                8.      Shared Dispositive Power 1,502,494

        9. Aggregate Amount Beneficially Owned by Each Reporting Person

        1,777,841 shares

        10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        11.     Percent of Class Represented by Amount in Row (9) 8.18%

        12. Type of Reporting Person (See Instructions)

        BK

CUSIP No. 902 788 188

        1. Names of Reporting Persons

        IRS Identification Nos. of above persons (entities only)

        UMB Financial Corporation Employee Stock Ownership Plan

        2.        Check the Appropriate Box if a Member of a Group
                (a) [ ]
                (b) [ ]

        3. SEC Use Only

        4. Citizenship of Place of Organization

        Missouri

Number of
Shares Bene-
ficially by
Each Reporting
Person With:

                5.        Sole Voting Power -0-

                6.        Shared Voting Power 1,366,373

                7.       Sole Dispositive Power -0-

                8.        Shared Dispositive Power 1,366,373

        9. Aggregate Amount Beneficially Owned by Each Reporting Person

        1,366,373 shares are held on behalf of ESOP participants

        10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

        11.     Percent of Class Represented by Amount in Row (9) 6.29%

        12. Type of Reporting Person (See Instructions)

        EP

Item 1.

        (a) Name of Issuer

                UMB Financial Corporation

        (b) Address of Issuer’s Principal Executive Offices

                1010 Grand Boulevard
                Kansas City, Missouri 64106

Item 2.

        (a) Name of Person Filing

This filing is made on behalf of UMB Financial Corporation (“UMBF”), UMBF’s direct, wholly-owned subsidiary, UMB Bank, n.a. (“UMB”), and the UMB Financial Corporation Stock Ownership Plan (“ESOP”) which, as of 12/31/03, UMB served as Trustee.

        (b) Address of Principal Offices

                The principal offices for UMBF, UMB and ESOP are located at 1010 Grand Boulevard, Kansas City,                 Missouri 64106

        (c) Citizenship

UMBF and ESOP are organized under the laws of the State of Missouri. UMB is organized and exists under the laws of the United States of America.

        (d) Title of Class of Securities

                Common Stock

        (e) CUSIP Number

                902788108

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 5 of the Act (15 U.S.C. 78o).

(b)	[X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] Investment Adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	[X] An employee benefit plan or endowment fund in accordance with section 240.13d-1(ii)(F);

(g)	[X] A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U>S.C. 80a-3);

(j)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned

UMB has beneficial ownership of 1,777,841 shares, including 1,366,373 of the ESOP, of which UMB has trustee. UMBF has indirect beneficial ownership of the same shares through UMB and ESOP.

(b) Percentage of Class

UMB has beneficial ownership of 8.18% of the outstanding common stock as a fiduciary. The amount for UMB includes the ESOP of which UMB is Trustee. ESOP holds 6.29% of the outstanding common stock

(c)     Number of Shares as to which the person has:

(i)     Sole Power to vote or direct the vote:

UMB has sole power to vote 199,734 shares. UMB has elected not to vote such shares. UMBF and ESOP do not have the power to vote any shares.

(ii)     Shared power to vote or to direct the vote:

UMB has the shared power to vote 6,120 share of common stock. UMB has elected not to vote such shares. ESOP may be deemed to have the shared voting over 1,366,373 shares of common stock. Participants in the ESOP have the power to direct the voting the ESOP shares. Any shares not so directed are voted in accordance with the Administrative Committee of the ESOP. UMBF does not have the power to vote any shares.

(iii)        Sole Power to dispose or direct the disposition:

UMB has the sole power to direct the disposition of 202,232 shares. UMBF and ESOP do not have the sole power to dispose or direct the disposition of any shares.

(iii)     Shared power to dispose or direct the disposition:

UMB has the shared power to direct the disposition of 1,502,494 shares including, as trustee, 1,366,373 shares held by ESOP. UMBF does not have the shared power to dispose or direct the disposition of any shares.

Item 5. Ownership of Five Percent or Less of a Class

      Not Applicable

Item 6. Ownership of more than Five Percent on Behalf of Another Person

Although ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer’s common stock held by the ESOP, such participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and may elect to receive cash proceeds from their ESOP accounts upon distribution thereof in accordance with the terms of the ESOP.

Item 7. Identification and Classification of the subsidiary Which Acquired the Security being Reported on By the Parent Holding

      Company

UMB Bank, n.a. is a wholly owned subsidiary of UMBF and is a Bank (BK) and serves in a fiduciary capacity for its respective customers, including ESOP.

Item 8. Identification and Classification of Members of the Group

      Not Applicable

Item 9. Notice of Dissolution of Group

      Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UMB Financial Corporation
Dated: February 13, 2004                                                   By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive Vice President

UMB Bank, n.a.
Dated: February 13, 2004                                                  By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
executive Vice President

UMB Financial Corporation
Employee Stock Ownership Plan and Trust
By: UMB Bank, n.a., Trustee

Dated: February 13, 2004                                                  By:/s/ Sheila K. Dietrich
Sheila K. Dietrich
Executive Vice President
Divisional Manager of
Trust and Wealth Management

EXHIBIT A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock of UMB Financial Corporation, a Missouri corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 2004.

UMB Bank, n.a.

Dated:February 13, 2004                                                   By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive VicePresident and
Corporate Secretary
UMB Bank, n.a.

UMB Financial Corporation

Dated:February 13, 2004                                                   By:/s/ Dennis R. Rilinger
Dennis R. Rilinger
Executive VicePresident and
Corporate Secretary
UMB Financial Corporation

UMB Financial Corporation Inc.
Employee Stock Ownership Plan
and Trust

By: UMB Bank, n.a., Trustee

Dated:February 13, 2004                                               By:/s/ Shelia Kemper Dietrich
Shelia Kemper Dietrich
Executive VicePresident and
Divisional Manager of
Trust and Wealth Management